Exhibit 12(b)

PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	12 Months Ended March 31,	12 Months Ended December 31,
	2002 (b)	2001 (b)	2000 (b)	1999	1998	1997

Fixed charges, as defined:
Interest on long-term debt	$53	$36	$54	$20	$11	$1
Interest on short-term debt and other interest	11	33	75	32	14	11
Amortization of debt discount, expense and premium - net	4	2	11	1
Estimated interest component of operating rentals	19	19	9

Total fixed charges	$87	$90	$149	$53	$25	$12

Earnings, as defined:
Net income(loss) (a)	$112	$168	$246	$(20)	$12	$(15)
Less undistributed income of equity method investments	5	20	74	56	3	(25)

	$107	$148	$172	$(76)	$9	$10
Add (Deduct):
Income taxes	230	274	124	(29)	(6)	(1)
Total fixed charges as above (excluding capitalized interest on capital lease obligations)	87	90	149	53	25	12

Total earnings	$424	$512	$445	$(52)	$28	$21

Ratio of earnings to fixed charges	4.9	5.7	3.0	(1.0)	1.1	1.8

Deficiency	$0	$0	$0	$105	$0	$0

(a)						Net income excludes minority interest and the cumulative effect of a change in accounting principle.
(b)	Due to the corporate realignment on July 1, 2000, data subsequent to 2000 is not comparable to prior years. See Note 16 in PPL Energy Supply's Form 10-K for the year ended
December 31, 2001 for additional information.